April 9, 2026

Robin Ross
Chief Executive Officer
Trio Petroleum Corp
23823 Malibu Road, Suite 304
Malibu, CA 90265

       Re: Trio Petroleum Corp
           Registration Statement on Form S-3
           Filed April 3, 2026
           CIK No. 333-294870
Dear Robin Ross:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation